UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One):

|X| Form 10-K and Form 10-KSB   |_| Form 20-F   |_| Form 11-K
|_| Form 10-Q and Form 10-QSB |_| Form N-SAR

            For Period Ended:  March 31, 2000

            |_| Transition Report on Form 10-K
            |_| Transition Report on Form 20-F
            |_| Transition Report on Form 10-Q
            |_| Transition Report on Form N-SAR
            |_| Transition Report on Form 11-K

            For the Transition Period Ended:           N/A
                                            ____________________________

       Read attached instruction sheet before preparing form. Please print or type.

       Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

       If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:________________________


       PART I. REGISTRANT INFORMATION

       Full name of registrant:
       CardioTech International, Inc.

       Former name if applicable
       N/A

       Address of principal executive office (Street and number)
       78-E Olympia Avenue

       City, State and Zip Code:
       Woburn, Massachusetts  01801-2057

       PART II. RULE 12b-25 (b) AND (c)

       If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

   [x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

   [x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

   |_| (c) The accountant's statement or other exhibit required by Rule
       12b-25(c) has been attached if applicable.

       PART III. NARRATIVE

       State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

       The Registrant has not yet finalized its consolidated financial statements for the year ended March 31, 2000. The Registrant's accounting department requires additional time to accumulate and review its subsidiaries' financial information in order to complete the consolidation process and cannot without unreasonable effort and expense, file its Form 10-KSB on or prior to the prescribed filing date of June 29, 2000. The Registrant expects to obtain all required data within the next several days and as a result expects to file the Form 10-KSB within fifteen days after the filing deadline.

       PART IV. OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:

               Pam McCarthy, CPA                   781-933-4772

                   (Name)                 (Area Code)  (Telephone number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                        [X] Yes     |_| No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                        [ ] Yes     [X] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                              CardioTech International, Inc.

                       (Name of registrant as specified in charter)

       Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

       Date: June 29, 2000    By: /s/  Michael Szycher
                              ------------------------
                              Michael Szycher
                              Chief Executive Officer

         Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

         Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

         1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

         2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

         3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

         4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.